UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-42294

Wellchange Holdings Company Limited

(Translation of registrant’s name into English)

Unit 7 On 25th Floor Global Gateway Tower, No.63 Wing Hong Street,

Kowloon, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Entry into Subscription Agreement and Issuance of Class B Ordinary Shares to Chief Executive Officer

On July 1, 2026, Wellchange Holdings Company Limited (the “Company”), a Cayman Islands exempted company, entered into a definitive private subscription agreement (the “Subscription Agreement”) with Mr. Shek Kin Pong, the Chairman of the Board and Chief Executive Officer of the Company. Pursuant to the terms of the Subscription Agreement, Mr. Shek agreed to purchase from the Company 1,465,043 newly issued Class B ordinary shares of the Company (the “Shares”) at a purchase price of US$0.9363 per share, for an aggregate subscription amount of US$1,371,720. The purchase price was determined with reference to the closing price of the Company’s Class A ordinary shares on the Nasdaq Capital Market on June 30, 2026. The transaction closed on July 2, 2026. The Shares constitute newly issued Class B ordinary shares of the Company and rank pari passu in all respects with the Company’s existing Class B ordinary shares. The issuance of the Shares was approved by the board of directors of the Company, with Mr. Shek disclosing his interest in the transaction and abstaining from voting on the matter.

Following the closing of the transaction, Mr. Shek beneficially owns 296,000 Class A ordinary shares and 1,625,043 Class B ordinary shares of the Company, representing approximately 98.42% of the total voting power of the Company.

The Shares were issued and sold in an offshore transaction in reliance upon the exemption from registration provided by Regulation S under the Securities Act of 1933, as amended (the “Securities Act”). The Shares have not been registered under the Securities Act and constitute “restricted securities” within the meaning of Rule 144 under the Securities Act, and may not be offered, sold or otherwise transferred except pursuant to an effective registration statement or an available exemption from the registration requirements of the Securities Act. Mr. Shek is not entitled to any registration rights with respect to the Shares.

The foregoing description of the Subscription Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Subscription Agreement, a copy of which is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Wellchange Holdings Company Limited

Date: July 6, 2026	By:	/s/ Shek Kin Pong
	Name:	Shek Kin Pong
	Title:	Chief Executive Officer

Exhibit Index

Exhibit No.	Description
10.1	Subscription Agreement, dated July 1, 2026, by and between Wellchange Holdings Company Limited and Mr. Shek Kin Pong

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